

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

Via E-mail
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

> **RE: Nucor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No 1-04119**

Dear Mr Frias:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Our operations are subject to business interruptions and casualty losses, page 12

1. We note that you state that the steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural or man-made disasters, acts of terrorism, inclement weather and transportation interruptions. Please advise us whether your business is also subject to risks associated with cyber attacks or information technology system failures. If so, please tell us what consideration you are giving to including these unplanned events in this risk factor disclosure. Please refer to the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

Legal Proceedings, page 15

2. With a view toward future disclosure, please tell us the dates on which the antitrust class action complaints were filed against the company. Refer to Item 103 of Regulation S-K.

Liquidity and Capital Resources, page 30

3. On page 51 you disclose that as of December 31, 2011, you guaranteed $68 million in debt of Duferdofin Nucor and this entity is not consolidated in your financial statements. In future filings under the heading "Off-Balance Sheet Arrangement" please disclose this and any other obligations under a guarantee pursuant to Item 303 (A)(4)(ii)(A) of Regulation S-K. Furthermore, we note on page 32 in your tabular disclosure of cash obligations, footnote (4) references the inclusion of guarantees. Please quantify and tell us the nature of these guarantees.

Goodwill, page 34

4. Please tell us whether your Steel Products segment has a fair value substantially in excess of carrying value. If not, please explain and revise future filings to clarify why you believe future impairment is unlikely, with a clear description of the reasons and the mechanics of the related purchase price allocation. Alternatively, if you conclude the Steel Products segment, or any segment, is at risk of failing step one of the impairment test please disclose the following in future filings:

    *   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    *   Description of the methods and key assumptions used and how the key assumptions were determined;
    *   Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible;
    *   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Providing an enhanced disclosure will allow investors to assess the probability of a future material impairment charge. Refer to S-K 303(a)(3)(ii), which requires a description of a known uncertainty and Section V of Interpretive Release No. 33-8350, which states that under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements.

Note 5 – Accounts Receivable, page 49

5. We note that sales increased 26% from fiscal year 2010 to 2011 but your allowance for doubtful accounts decreased 11% year over year. In future filings please provide a Schedule II for your allowance for doubtful accounts to allow investors to assess the

adequacy of the allowance relative to charge-offs. Refer to Rule 5-04 and Rule 12-09 of Regulation S-X for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief